Merger Information:

On October 22, 2001 the UAM Funds Trust, on behalf of
Heitman Real Estate Portfolio, a separate series of UAM
Funds (the "Acquired Fund")and PBHG Funds, on behalf of
PBHG REIT Fund ("the Acquiring Fund") approved a tax-free reorganization. Pursuant to the Agreement and Plan of Reorganization, PBHG Funds issued Advisor Class and PBHG
Class sharesof REIT Fund to Heitman Real Estate Portfolio having a new asset value equal to the value of the net assets of Heitman Real Estate Portfolio. On the reorganization date, December 14, 2001, Heitman Real
Estate Portfolio made a liquidating distribution of the Reit Fund Advisor Class and PBHG Class shares to its
Advisor Class and Institutional Class shareholders, respectively. Each shareholder of Heitman Portfolio received a number of REIT Fund shares with an aggregate net asset value equal to that of his or her shares of Heitman Portfolio.